UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Genesis Healthcare, Inc.

(formerly known as Skilled Healthcare Group, Inc.)

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

37185X 106

(CUSIP Number)

Andrea Daly, Esq.

c/o Onex Corporation

161 Bay Street

P.O. Box 700

Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,811,791 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,811,791 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,811,791 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,809,116 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,809,116 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,809,116 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex US Principals LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,777 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,777 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,777 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Real Estate Holdings III Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,942,898 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,942,898 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,898 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7% of the Issuer’s shares of Class A Common Stock, assuming conversion of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,811,791 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,811,791 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,811,791 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock of Genesis Healthcare, Inc. (formerly known as Skilled Healthcare Group, Inc.), and amends and supplements the Schedule 13D previously filed by Onex Corporation and other reporting persons with the Securities and Exchange Commission (“SEC”) on September 24, 2012, as amended by Amendment No. 1 and Amendment No. 2 thereto filed by Onex Corporation and other reporting persons with the SEC on February 11, 2015 and May 25, 2017, respectively (collectively, the “Schedule 13D”).

This Amendment No. 3 amends the Schedule 13D, as set forth below.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Amount beneficially owned:

Onex Corporation (“Onex”)	12,811,791	(1)
Onex Partners LP (“OPLP”)	9,809,116	(2)
Onex US Principals LP (“USLP”)	59,777	(3)
Onex Real Estate Holdings III Inc. (“OREH”)	2,942,898	(4)
Gerald W. Schwartz	12,811,791	(5)

(1)	Onex may be deemed to own beneficially the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock directly owned by (a) OPLP, through its ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of OPLP, (b) USLP, through its ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of USLP and (c) OREH, through its ownership of all of the common stock of OREH. Onex disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
(2)	Represents shares directly owned by OPLP. All of the shares directly owned by OPLP are reported as beneficially owned by each of OPLP, Onex and Gerald W. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OPLP.
(3)	Represents shares directly owned by USLP. All of the shares directly owned by USLP are reported as beneficially owned by each of USLP, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by USLP.
(4)	Represents shares directly owned by OREH. All of the shares directly owned by OREH are reported as beneficially owned by each of OREH, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OREH.
(5)	Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex, also indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as a result, may be deemed to beneficially own all shares in the Issuer reported as beneficially owned by Onex Corporation (see footnote 1). Mr. Schwartz disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

Percent of class (based on 77,236,610 shares of Class A Common Stock outstanding on May 8, 2017 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017 and assuming conversion of the Reporting Persons’ Class B Common Stock into Class A Common Stock):

Onex Corporation	14.2%
Onex Partners LP	11.3%
Onex US Principals LP	0.1%
Onex Real Estate Holdings III Inc.	3.7%
Gerald W. Schwartz	14.2%

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Gerald W. Schwartz	0
(ii) Shared power to vote or to direct the vote(1):
Onex Corporation	12,811,791
Onex Partners LP	9,809,116
Onex US Principals LP	59,777
Onex Real Estate Holdings III Inc.	2,942,898
Gerald W. Schwartz	12,811,791
(iii) Sole power to dispose or to direct the disposition of:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Gerald W. Schwartz	0
(iv) Shared power to dispose or to direct the disposition of:
Onex Corporation	12,811,791
Onex Partners LP	9,809,116
Onex US Principals LP	59,777
Onex Real Estate Holdings III Inc.	2,942,898
Gerald W. Schwartz	12,811,791

(1)	The shares beneficially owned by Onex Corporation, Onex Partners LP, Onex US Principals LP, Onex Real Estate Holdings III Inc. and Mr. Schwartz represent 8.3%, 6.3%, 0.04%, 1.9% and 8.3%, respectively, of the aggregate voting power of the outstanding shares of the Issuer (based on an aggregate of 154,532,140 shares of Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding on May 8, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 9, 2017).

Set forth below are all transactions (each of which were effected by a broker in open market transactions) of the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Schedule 13D (as amended by this Amendment No. 3) during the past 60 days in shares of the Issuer’s Class B Common Stock (no such transactions were effected in shares of the Issuer’s Class A Common Stock). However, each share of Class B Common Stock is automatically convertible into one share of Class A Common Stock upon transfer to a third party.

Reporting Person	Date of Transaction	No. of shares of Class B Common Stock sold	Price per share
Onex Partners LP	5/16/17 5/17/17 5/18/17 5/19/17 5/30/17 5/31/17 6/01/17 6/02/17 6/06/17 6/07/17 6/08/17 6/09/17 6/23/17 7/11/17 7/12/17	2,603 13,608 188,509 19,983 110,517 112,811 21,347 130,350 26,586 3,828 32,682 55,977 191,409 382,817 191,409	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	2.27 2.22 2.26 2.22 1.75 1.72 1.71 1.73 1.70 1.70 1.72 1.72 1.87 1.54 1.52

Onex US Principals LP	5/16/17 5/17/17 5/18/17 5/19/17 5/30/17 5/31/17 6/01/17 6/02/17 6/06/17 6/07/17 6/08/17 6/09/17 6/23/17 7/11/17 7/12/17	16 83 1,149 122 673 687 130 794 162 23 199 341 1,166 2,332 1,166	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	2.27 2.22 2.26 2.22 1.75 1.72 1.71 1.73 1.70 1.70 1.72 1.72 1.87 1.54 1.52
Onex Real Estate Holdings III Inc.	5/16/17 5/17/17 5/18/17 5/19/17 5/30/17 5/31/17 6/01/17 6/02/17 6/06/17 6/07/17 6/08/17 6/09/17 6/23/17 7/11/17 7/12/17	781 4,083 56,555 5,995 33,157 33,845 6,405 39,107 7,976 1,149 9,805 16,794 57,425 114,851 57,425	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $	2.27 2.22 2.26 2.22 1.75 1.72 1.71 1.73 1.70 1.70 1.72 1.72 1.87 1.54 1.52

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the paragraph that starts with “The Reporting Persons hold shares…” and ends with “…and rights of the Issuer’s other stockholders.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 13, 2017

ONEX CORPORATION

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Managing Director, General Counsel and Secretary

ONEX PARTNERS LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

ONEX US PRINCIPALS LP By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX REAL ESTATE HOLDINGS III INC.

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President and Secretary

GERALD W. SCHWARTZ

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Attorney-in-fact for Gerald W. Schwartz, pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017